Exhibit 99.1

Wix Announces Appointment of Ferran Soriano to its Board of Directors

NEW YORK, November 12, 2020 -- Wix.com Ltd (Nasdaq: WIX), the global leader in website creation, announced today the appointment of Ferran Soriano to its board of directors.

“We enthusiastically welcome Ferran to our board of directors,” said Avishai Abrahami, Co-founder and CEO of Wix. “Ferran is a seasoned executive who possesses deep expertise in building businesses and brands across multiple international markets. His background in a variety of industries will also bring new perspectives to our board, which we welcome as we focus on driving growth across our increasingly broadening platform.”

Mr. Soriano currently serves as the CEO of City Football Group (CFG), a position he has held since September 2012. Under his leadership, CFG has become a global platform for entertainment and football, redefining club ownership.

City Football Group is the world’s leading private owner and operator of football clubs, with total or partial ownership of ten clubs in major cities across the world: Premier League Champions Manchester City in the UK, New York City FC in the US, Melbourne FC in Australia, Yokohama F. Marinos in Japan, Montevideo City Torque in Uruguay, Girona Futbol Club in Spain, Sichuan Jiuniu FC in China, Mumbai City FC in India, Lommel SK in Belgium and ESTAC in France. With 13 offices around the world, CFG also invests in other football related businesses and projects and serves as a global commercial platform for its partners, whilst fulfilling its vision of using football for social good on a local and global scale through its clubs’ charities, foundations and other CSR initiatives.

Previously, Soriano was Vice Chairman and CEO of FC Barcelona from 2003 to 2008 where he is credited with playing a major role in the transformation of the club to success on and off the pitch.

Soriano also served as Chairman of Spanair from 2009 to 2012 and previously spent 10 years as a partner and co-founder of Cluster Consulting (a/k/a DiamondCluster, Nasdaq: DTPI), a strategy consulting firm. Earlier in his career, Soriano served in various management positions at consumer goods company Reckitt-Benckiser.

Soriano also authored a book published in more than 10 countries and languages titled “Goal: The Ball Doesn't Go In By Chance: Management Ideas from the World of Football”, which reveals the behind the scenes world of international football management and Soriano’s views on the lessons that can be learned.

Mr. Soriano holds a Bachelor's degree in management and a MBA from ESADE (Barcelona), Rensselaer Polytechnic Institute (New York) and Université Catholique de Louvain (Belgium).

About Wix.com Ltd.

Wixis leading the way with a cloud-based website development platform for over 189 million registered users worldwide today. The Wix website builder was founded on the belief that the Internet should be accessible to everyone to develop, create and contribute. Through free and premium subscriptions, Wix empowers millions of businesses, organizations, artists, and individuals to take their businesses, brands and workflow online. The Wix Editor, Wix ADI, Editor X, a highly curated App Market, Ascend by Wix and Corvid by Wix enable users to build and manage a fully integrated and dynamic digital presence. Wix's headquarters are in Tel Aviv with offices in Austin, Be'er Sheva, Berlin, Cedar Rapids, Denver, Dnipro, Dublin, Kiev, Los Angeles, Miami, New York, San Francisco, São Paulo, Tokyo and Vilnius.

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